

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Britt J. Vitalone
Executive Vice President and Chief Financial Officer
McKesson Corporation
6555 State Hwy 161
Irving, TX 75039

>   **Re: McKesson Corporation**
>   **Form 10-K**
>   **Filed May 22, 2020**
>   **File No. 001-13252**

Dear Mr. Vitalone:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Lesmes